NEWS RELEASE

EMX Sells its Moroccan Portfolio and Forms Exploration Alliance with Avesoro

Vancouver, British Columbia, July 8, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation ("EMX") is pleased to announce the execution of an exploration alliance agreement (the "Agreement") in the country of Morocco with Avesoro Morocco LTD ("Avesoro"), a wholly owned subsidiary of Avesoro Holdings LTD, a privately owned, West Africa-focused mid-tier gold producer. The Effective date of the Agreement is March 19, 2025, and key conditions precedent for closing have now been completed. Avesoro Holdings, through its subsidiaries, operates gold mines in the country of Liberia and is looking to expand its operations elsewhere in the region. As such, Avesoro brings high levels of operational and exploration experience in western Africa to the alliance. In Morocco, EMX and Avesoro will work together to advance a portfolio of exploration projects that EMX has assembled and to cooperatively explore for new opportunities.

Avesoro will fully fund the alliance activities, which will include the advancement of certain projects in the EMX Moroccan portfolio, as well as new projects identified by the alliance for acquisition. Under the Agreement, Avesoro will acquire EMX's operating entity in Morocco ("EMX Corp Morocco", a wholly owned subsidiary of EMX) that currently domiciles EMX's exploration projects and its Moroccan exploration staff. Projects slated for advancement under the alliance will be initially designated as Alliance Exploration Projects ("AEP's"). These will be funded from an annual budget agreed upon by Avesoro and EMX. Once a project reaches an appropriate stage of advancement, it can be converted to a Designated Project ("DP") and advanced from an independent pool of funding provided by Avesoro.

The initial term of the alliance will be two years but can be extended by mutual agreement. At the end of the alliance term, any AEP's that have not become DP's will revert to EMX.

Strategic rationale. The sale of EMX's Moroccan business unit is the latest example of efficient execution of our Royalty Generation business.  The exploration alliance with Avesoro will perpetuate EMX's upside royalty exposure across a large portfolio of exploration assets in a highly prospective region, while reducing ongoing operational expenses.

Commercial Terms Overview. (all terms in USD)

Alliance stage:

  Avesoro has made an execution payment to EMX of $650,000.
  Avesoro will provide an initial pool of capital of at least $1.5 million/year to advance the alliance projects and to make new acquisitions within the country of Morocco. The initial term of the alliance will be two years.
  Avesoro has agreed to provide the necessary funding to keep the projects in good standing during the term of the alliance.
  At any time, Avesoro can elect to deem any of the projects a Designated Project (DP).
  Any project that has not been converted to a DP by the end of the alliance term will be returned to EMX.

Designated project stage:

  Avesoro will retain a 100% ownership in each of the DPs, with EMX retaining a 2% NSR royalty that is uncapped and cannot be repurchased or reduced.
  Each DP will have a minimum $2,500,000 work commitment for the first five years and each DP will be funded from an independent pool of capital.
  Commencing on the first anniversary of the nomination of the first DP, EMX will receive a $50,000 advance royalty payment, escalating by 15% per year until the advance royalty payment reaches $100,000.

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  EMX will also receive additional advance royalty payments for each subsequent project for which a positive feasibility study is delivered. These will begin at $50,000, escalating by 15% per year until the project reaches production or the advance royalty payment reaches $100,000.
  EMX will also receive milestone payments of $500,000 for each project for which a feasibility study is delivered, and $1,000,000 for each project that reaches production.

Overview of EMX's Moroccan Portfolio. EMX has been active in Morocco since 2021, conducting reconnaissance exploration programs that have resulted in the acquisition of 18 exploration projects in Morocco, comprising 860 square kilometers (see Figure 1). These include a combination of gold, copper and other base metal projects that are strategically located in several of Morocco's key mineral belts, with three projects in the highly underexplored Moroccan Sahara region, 14 projects in the well-endowed Anti-Atlas belt, home to several of Morocco's most significant mineral deposits, and one project in the High-Atlas belt.

Morocco is emerging as an attractive jurisdiction for mineral exploration and mineral resource development, benefiting from a stable regulatory framework, well-developed infrastructure, and highly prospective geological settings. The country hosts significant precious and base metal mines yet remains underexplored compared to other mining regions.

In advance of signing the Alliance, EMX and Avesoro have agreed upon extensive follow-up programs to continue to advance the projects. Nine of the existing EMX projects will be designated as AEP's at the onset of alliance activities.

More information on the Projects can be found at www.EMXroyalty.com.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

About Avesoro. Avesoro Resources Inc. is a leading West Africa-focused, privately owned mid-tier gold producer. Deeply committed to sustainable and responsible mining practices, Avesoro strives to create a diverse and inclusive workforce that adheres to strict environmental, social, and governance standards. Avesoro is recognized for its exceptional technical expertise and broad commercial and financial capabilities that span exploration, engineering, construction, and mine operations. Please see www.avesoro.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

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Figure 1: location map for EMX exploration projects in Morocco

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